MUTUAL OF AMERICA

MUTUAL OF AMERICA
LIFE INSURANCE COMPANY

320 PARK AVENUE
NEW YORK NY 10022-6839 212 224 1840 212 224 2518 FAX

AMY LATKIN
VICE PRESIDENT AND
ASSOCIATE GENERAL COUNSEL
CORPORATE LAW
AMY.LATKIN@MUTUALOFAMERICA.COM

February 9, 2018

Via EDGAR correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Mutual of America Investment Corporation (the “Registrant”)

Registration Statement on Form N-1A (File no. 033-06486 and 811-05084)

Post-effective amendment to Rule 485(a)(2) of the Securities Act of 1933

Ladies and Gentlemen:

Contemporaneously herewith, the above named Registrant is filing a post-effective amendment under Rule 485(a)(2) of the Securities Act of 1933. This is to advise that the reason for the filing under Rule 485(a)(2) is the addition of two new funds to be offered by the Registrant: the Small Cap Equity Index Fund, and the 2060 Retirement Fund, which is being added to the Registrant’s existing Retirement Funds series. Please note that information as of December 31, 2017, including performance and fund operating expense information, will be updated in a post-effective amendment under Rule 485(b) prior to the effective date.

For your convenience, please contact us if you would like to see the marked prospectus in Word format and we will send that to you directly.

Sincerely,

/s/ Amy Latkin

Amy Latkin

Vice President and

Associate General Counsel